Exhibit 4.47

EXECUTION COPY

DATED THIS 7 DAY OF DECEMBER 2006

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT
THIS AGREEMENT is made on the 7 day of December 2006
BETWEEN:
(1)	GigaMedia Asia Pacific Limited (IBC Number 1068168), a company incorporated in the British Virgin Islands and having its registered office at Overseas Management Company Trust (B.V.I.) Ltd., OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands (the “Subscriber”);

(2)	Infocomm Asia Holdings Pte. Ltd. (Company Registration Number 200414772H), a company incorporated in Singapore and having its registered office at 28 Maxwell Road Red Dot Traffic #04-01 Singapore 069120 (the “Company”);
All the parties above shall be referred to individually as a “Party” and collectively as the “Parties”.
WHEREAS
(A)	The Company is a private company limited by shares incorporated in Singapore under the Companies Act and will at the Completion Date have an issued share capital as follows:

		Number of Ordinary
	Type of Shares	Shares on a
Name of Shareholder	held	Converted Basis
Management Capital International Limited	Ordinary Shares	150,000
Infocomm Investments Pte Ltd	Class A Shares	300,000
Commerzbank Infocomm Segregated Portfolio	Class A Shares	300,000
Global Star International Development Limited	Class A Shares	200,000
Gigamedia Limited	Class B Shares	500,000

Total number of Shares		1,450,000
(B)	It is anticipated that Etherfast Pte Ltd will subscribe for 100,000 new Ordinary Shares (as defined below) to be issued by the Company, following which the shareholding structure of the Company will be as follows:

		Number of Ordinary
	Type of Shares	Shares on a
Name of Shareholder	held	Converted Basis
Management Capital International Limited	Ordinary Shares	150,000
Etherfast Pte Ltd	Ordinary Shares	100,000
Infocomm Investments Pte Ltd	Class A Shares	300,000
Commerzbank Infocomm Segregated Portfolio	Class A Shares	300,000
Global Star International Development Limited	Class A Shares	200,000
Gigamedia Limited	Class B Shares	500,000

Total number of Shares		1,550,000
(C)	Management Capital International Ltd is a company incorporated in the British Virgin Islands and having its registered office at Portcullis Trustnet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands (“MCIL”);

(D)	Etherfast Pte Ltd (Company Registration Number 200604316G), is a company incorporated in Singapore and having its registered office at 28 Maxwell Road Red Dot Traffic #04-01 Singapore 069120 (“Etherfast”);

(E)	Infocomm Investments Pte Ltd (Company Registration Number 199608120R) is a company incorporated in Singapore and having its registered office at 6 Temasek Boulevard #29-00 Suntec Tower 4 Singapore 038986 (“IIPL”);

(F)	Commerzbank Infocomm Segregated Portfolios, a specific segregated portfolio within Commerz Asia Best SPC (Company Registration Number CB-142661), is a segregated portfolio company incorporated in the Cayman Islands and having its registered office at Coconut Villa 2 Jennifer Drive P.O. Box 10211 APO Grand Cayman BW1 (“CISP”);

(G)	Global Star International Development Limited (Company Registration Number 1032166), a wholly owned subsidiary of The9 Limited, is a company incorporated in Hong Kong Special Administrative Region and having its registered office at 34/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong (“Global Star”);

(H)	The Company is a business operating and distributing online games by way of securing the exclusive distribution rights for online internet games or mobile games for distribution in the South Asia region and to make strategic investments in operating hubs; and

(I)	The Subscriber proposes to subscribe for 500,000 Class B Shares at the Issue Price as hereinafter defined from the Company on the terms and subject to the conditions set out in this Agreement.

IT IS AGREED as follows:-
1.	INTERPRETATION
1.1	In this Agreement, unless the context otherwise requires:-

“Articles” means the articles of association of the Company, as amended to incorporate the amendments set out in Annex A and as may be further amended from time to time;

“Board of Directors” means board of Directors of the Company which shall be elected according to the Shareholders’ Agreement;

“Business Day” means any day in Taipei, New York and Singapore (other than Saturdays and Sundays) on which licensed banks are open for business in Taipei, New York and Singapore;

“Class A Shares” means such number of redeemable, convertible, participating, preference shares in the capital of the Company, each bearing the terms and conditions as set out in the Articles;

“Class B Shares” means such number of redeemable, convertible, participating, preference shares in the capital of the Company, each bearing the terms and conditions as set out in Annex A;

“Companies Act” means the Companies Act, Chapter 50 of the Statutes of the Republic of Singapore;

“Completion” means the completion of the subscription of the Subscription Shares pursuant to clause 3;

“Completion Date” means the date falling three (3) Business Days after all the conditions set out in clause 4.1 are satisfied or otherwise waived in writing by the relevant parties hereto, which shall be no later than 15 December 2006, or such later date as the parties hereto may agree;

“Converted Basis” means such number of Ordinary Shares held as a result of the conversion of Preference Shares into Ordinary Shares of the Company at the Class A Conversion Rate or the Class B Conversion Rate (as the case may be), pursuant to the terms and conditions set out in the relevant Subscription Agreements;

“Directors” means the directors of the Company for the time being;

“Investment Budget” means the investment budget to be approved by the Investment Committee that will be in line with the Use of Funds;

“Investment Committee” means the committee that shall be appointed by the Board of Directors according to the Shareholders’ Agreement;

“Issue Price” means US$20.00 for each Subscription Share;

“Intellectual Property Rights” means any and all legal rights or interests evidenced by or embodied in (1) any idea, design, concept, method, process, techniques, apparatus, software, invention, discovery, or improvement, including any patents, patent applications, trade secrets and know-how; (2) any work of authorship, including any copyrights or industrial designs; (3) any trademarks, trade names, service marks, trade designations and associated goodwill; and (4) any other proprietary technology or material in which similar rights exist by virtue of or pursuant to any law in force in any part of the world at any time or from time to time;

“Management” means the management team of the Company as set out in Schedule 1 of the Shareholders’ Agreement;

“Material Adverse Change” means any change, event or effect that may be materially adverse to the general affairs, business, operations, assets, condition (financial or otherwise), or results of operations of the Company taken as a whole;

“Ordinary Shares” means the ordinary shares in the capital of the Company;

“Shareholders” means existing shareholders of the Company including MCIL, CISP, IIPL and Global Star;

“Shareholders’ Agreement” means the agreement substantially in the form set out in Annex B to be entered into between, inter alia, the Subscriber, MCIL, CISP, IIPL, Global Star, Etherfast and the Company to regulate the affairs of the Company and the relationship of the shareholders of the Company;

“Shareholder Proportions” means, in relation to a Shareholder, the proportion which the number of Ordinary Shares (on a Converted Basis) set against the name of each Shareholder in the tables as set out in Recitals A and B (the “Tables”), as the case may be, bears to the total number of Ordinary Shares in the Company (on a Converted Basis) as set out in the Tables, subject to changes in share capital of the Company as permitted by the terms and conditions of this Agreement, the Subscription Agreement and the Articles;

“South Asia Region” includes Singapore, Malaysia, Indonesia, Philippines, Thailand, Vietnam and other territories as agreed by the Parties from time to time.

“Shares” means the Class A Shares, the Class B Shares and the Ordinary Shares;

“Subscription Shares” means such number of Class B Shares to be allotted by the Company to the Subscriber which forms the subject of the subscription under the terms and conditions set out in this Agreement and “Subscription Share” means each of the Subscription Shares;

“Record Date” means in relation to any dividend, right, allotment or other distributions, the date as at the close of business, on which members of the Company must be registered in order to participate in such dividend, right, allotment or other distributions;

“Registrar” has the meaning ascribed to it by Section 4 of the Companies Act; and

“US Dollars” or “US$” means the lawful currency of the United States of America.

1.2	The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, words (including words defined herein) denoting the singular number only shall include the plural and vice versa. The words “written” and “in writing” include any means of visible reproduction. References to the “Appendix”, “clauses” and “Recitals” are to be construed as references to the appendix, to clauses and recitals of this Agreement. Any reference to a sub-clause or a paragraph is to a sub-clause or paragraph of the clause in which such reference appears. Any reference to a time of the day is to be construed as Singapore time unless otherwise stated.
2.	THE SUBSCRIPTION
2.1	On the terms and subject to the conditions of this Agreement, the Company agrees to allot and issue an aggregate of 500,000 Subscription Shares, and the Subscriber agrees to subscribe and pay for such number of Subscription Shares, at the Issue Price for each Subscription Share, making an aggregate Issue Price of US Dollars Ten Million (US$10,000,000) (the “Issue Consideration”).

2.2	Subject to full payment by the Subscriber in accordance with clause 3.1(a), the Subscription Shares shall be issued free from all claims, charges, liens and other encumbrances whatsoever and shall carry such rights as set out in Annex A to this Agreement, except that they will not rank for any dividend, right, allotment or other distributions, the Record Date for which falls before the issue of such Subscription Shares.

2.3	The Parties agree that the Issue Consideration received from the issue of Subscription Shares shall be used for the following purposes (“Use of Funds”):
(a)	securing of online game content in for the South Asia region;

(b)	investments in online game hub operators in countries in South Asia including Singapore, Malaysia, Indonesia and Philippines;

(c)	operating expenses of the Company as approved by the Board of Directors; and

(d)	any other investments approved by the Investment Committee.
3.	COMPLETION
3.1	Subject to the terms and conditions of this Agreement, Completion shall take place on Completion Date in Singapore at the office of the Company (or at such other place as may be agreed between the parties) where all of the events described below shall occur:

(a)	The Subscriber shall make a payment of the Issue Consideration to the Company by bank transfer to the following bank account:

Beneficiary Bank:	Citibank Singapore Limited
Swift Code:	CITISGSG
Address:	23 Church Street #02-01 Capital Square, Singapore 049481
Bank code:	7214
Branch code:	011
Bank account number:	0-437486-034
(b)	the Company shall, against payment by the Subscriber of the amount referred to in clause 3.1(a):
(i)	allot and issue 500,000 Subscription Shares to the Subscriber;

(ii)	issue new share certificates in respect of the Subscription Shares referred to in clause 3.1(b)(i) in favour of the Subscriber; and

(iii)	enter the name of the Subscriber as holder of the Subscription Shares in the register of members of the Company pursuant to clause 3.1(b)(i).
4.	CONDITIONS
4.1	Completion of the subscription of the Subscription Shares under this Agreement is conditional upon:
(a)	the approval of the Shareholders in a general meeting of the Company having been obtained for (i) the amendment of the Articles to incorporate the amendments in Annex A to this Agreement and (ii) the allotment and issue of the Subscription Shares to the Subscriber;

(b)	the approval of the Board of Directors of the Company having been obtained for the allotment and issue of the Subscription Shares to the Subscriber;

(c)	the approval of the Board of Directors of the Company having been obtained to enter the name of the Subscriber as holder of the Subscription Shares in the register of members of the Company pursuant to clause 3.1(b)(i);

(d)	the Company shall have obtained (i) any and all approvals, consents and waivers necessary for consummation of the transactions contemplated by this Agreement, including, without limitation, all permits, authorizations, approvals, consents or permits of any governmental authority or regulatory body, (ii) waivers by the existing shareholders of the Company of any anti-dilution rights, rights of first refusal, right of first offer, pre-emptive rights and all similar rights that may exist in connection with the issuance of the Class B Shares;

(e)	as at the Completion Date, approval of any licensors with which the Company has entered into a licence agreement with for the consummation of the transaction contemplated hereunder, if such approval is required as provided in the licence agreement;

(f)	the issue and subscription of the Subscription Shares not being prohibited by any statute, order, rule or regulation by any legislative, executive or regulatory body or authority of Singapore which is applicable to the Company;

(g)	there having been, as at the Completion Date, no occurrence of any event nor the existence of any fact rendering untrue or incorrect in any respect any of the warranties contained in clauses 5 and/or 6 of this Agreement if they were repeated on and as of the Completion Date;

(h)	the due execution and delivery of the Shareholders’ Agreement by all parties thereto;

(i)	completion by the Subscriber of its legal, financial, technical and business due diligence investigation of the Company to its satisfaction;

(j)	there shall have been no Material Adverse Change as at the Completion Date since the date of this Agreement; and

(k)	the due execution and delivery of undertakings by the Founders (as defined in the Shareholders Agreement) and members of the Management (as defined in the Shareholders Agreement) in favour of the Subscriber, on such terms as set out in clause 19 of the Shareholders Agreement.
4.2	The Subscriber may, and upon such terms as it thinks fit, waive compliance with any of the conditions set forth in clause 4.1 and any condition so waived shall be deemed to have been satisfied.

4.3	If any of the conditions set forth in clause 4.1 is not satisfied by Completion Date, the obligations of the Subscriber to subscribe for the Subscription Shares and the obligation of the Company to issue the Subscription Shares shall ipso facto cease and determine thereafter, neither the Subscriber nor the Company shall have any claim against the other for costs, expenses, damages, losses, compensation or otherwise in respect of the Subscription, save as expressly provided in this Agreement.
5.	WARRANTIES AND UNDERTAKINGS BY THE COMPANY
5.1	The Company represents, warrants and undertakes to the Subscriber that:
(a)	it shall comply with or procure that its Directors comply with all relevant statutory and regulatory requirements pertaining to the allotment and issue of the Subscription Shares;

(b)	it will not, prior to Completion without the prior written consent of the

Subscriber undertake any capital reduction, bonus issue, stock split or do anything to its share capital or reserve or allot any shares or enter into any agreement or undertaking to do the same (otherwise than in accordance with this Agreement);

(c)	it shall do all other things and sign or execute such documents as may be required by law in order to complete the issue of the Subscription Shares;

(d)	the issue of the Subscription Shares, the execution and delivery, and the compliance by the Company with the terms of this Agreement:
(i)	do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, the Memorandum and Articles of Association of the Company or any existing law or regulation applying to or affecting the Company; and

(ii)	do not and will not infringe the terms of, or constitute a default under or caused to be exceeded any limit imposed by any trust deed, agreement or other instrument or obligation to which the Company or any of its undertakings, assets, property or revenues are bound;
(e)	the performance of the obligations to be assumed by the Company hereunder and the issue of the Subscription Shares and the execution and issue by the Company of share certificates for the Subscription Shares have been or will be duly authorised by all necessary corporate actions of the Company on or before the Completion Date;

(f)	this Agreement constitutes valid, binding and enforceable obligations of the Company in accordance with its terms and the execution by the Company of this Agreement has been duly authorised by all necessary corporate actions of the Company;

(g)	its entry into, and/or performance of its obligations under, this Agreement do not and will not violate any law, regulation or agreement binding on or applicable to it;

(h)	as at Completion Date:
(i)	it is not or will not be in violation of any applicable statute, rule, regulation, order or restriction or any instrumentality or agency thereof in respect of the conduct of its business as currently conducted and as proposed to be conducted or the ownership or in respect of the use of or leasehold interest in its properties;

(ii)	all consents, permits, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings by or with any governmental authority and any third party which are required to be obtained or made by it in connection with the consummation of the transactions contemplated hereunder has been obtained or made prior to and be effective as of Completion; and

(iii)	it has and will maintain all franchises, permits, licenses and any similar authority necessary for the conduct of its business as currently conducted and as proposed to be conducted and is not in default under any of such franchises, permits, licenses or other similar authority;
(i)	as at Completion Date, no outstanding material indebtedness of the Company has become payable by reason of default by the Company and no material event of default has occurred or is, so far as the Company is aware, impending which with the lapse of time or the fulfillment of any condition or the giving of notice may result in any such indebtedness becoming so payable;

(j)	as at Completion Date, the records, statutory books and books of account of the Company are duly entered upon and maintained in accordance with all legal requirements applicable thereto and in all material respects contain true and complete records of all matters required to be dealt with therein and all such books and all records and documents (including documents of title) which are its property are in its possession or under its control and all returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar by the Company have been correctly and properly prepared and so filed or delivered;

(k)	as at Completion Date, no step has been taken by the Company or the Shareholders nor have any legal proceedings been started or threatened for the dissolution of the Company or for the appointment of a receiver, judicial manager, trustee or similar officer of the Company;

(l)	as at Completion Date, the Company is not engaged in any prosecution, litigation or arbitration which will have a Material Adverse Change and there are, to the best knowledge of the Company, no circumstances which would give rise to any such prosecution, litigation or arbitration;

(m)	as at Completion Date, it is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own, lease and use its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and to perform each of its obligations hereunder and under any agreement contemplated hereunder to which it is a party;

(n)	all the Shares in the Company, including the Ordinary Shares and Class A Preference Shares in the capital of the Company are or will on issue be duly authorised, validly issued, fully paid-up, free from encumbrances and transferable in accordance with the Articles of Association of the Company and the Shareholders’ Agreement;

(o)	the names of the Shareholders and the number of Shares held by each such Shareholder as set out in the table disclosed in Part A of the Recitals of this Agreement is true, complete and accurate as at the Completion Date;

(p)	as at the Completion Date, save for the Class A Shares, there are no outstanding options, warrants or other rights convertible into Shares or any agreements or arrangements to issue options, warrants or other rights convertible into Shares;

(q)	the Class B Shares, when issued, sold and delivered in accordance with the terms of this Agreement and following receipt of the Issue Consideration owing to the Company, will be duly and validly authorised and issued, fully paid-up, free from encumbrances and freely transferable;

(r)	the Class B Shares will on issue carry the rights, benefits and privileges and be subject to the restrictions as set out in the Articles of Association of the Company;

(s)	all the Shares are and will on issue be liable to be repurchased or be redeemable in accordance with the Articles and the terms of the resolutions approving the issuance thereof (subject to all applicable laws and regulations);

(t)	it does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association or other entity which competes with the Subscriber or its affiliates;

(u)	as at Completion Date, it has good and marketable title to its properties and assets held free and clear of any mortgage, pledge, lien, encumbrance, security interest or charge of any kind. With respect to the property and assets it leases, as at Completion Date, the Company is in compliance with such leases and, to the best of its knowledge, it holds valid leasehold interests in such assets free of any liens, encumbrances, security interests or claims of any party other than the lessors of such property and assets;

(v)	as at Completion Date, it has sufficient title and ownership of or licenses to the Intellectual Property Rights necessary for its business as now conducted or proposed to be conducted without any conflict with or infringement of the rights of others. It has taken all commercially reasonable security measures to protect the secrecy, confidentiality, and value of all such Intellectual Property Rights required to conduct its business. It has not received any written communications alleging that the Company has violated or, by conducting its business (including as proposed to be conducted by it), would violate any of the Intellectual Property Rights of any other person or entity. As at Completion Date, the conduct of business of the Company as currently conducted or proposed to be conducted has not violated or will not violate any Intellectual Property Rights of any third party;

(w)	it taken as a whole, does not have any material liability or obligation, absolute or contingent;

(x)	as at Completion Date, it has complied in all material aspects with all applicable employment and labour laws;

(y)	as at Completion Date, all material agreements, contracts, leases, licenses, instruments, commitments, indebtedness, liabilities and other obligations to which the Company is a party or by which it is bound and which (i) are material to the conduct and operations of its business and properties, (ii) involve any of the officers, consultants, directors, employees or shareholders of the Company; or (iii) obligate the Company to share, license or develop any product or technology (except licenses granted in the ordinary course of business), other than agreements entered into by or on behalf of the Company in the ordinary course of business, have been provided to the Subscriber;

(z)	as at Completion Date there is no Material Adverse Change in the assets, liabilities, financial condition or operating results of the Company, , from that reflected in the most recent financial statements given to the Subscriber, if applicable, except changes in the ordinary course of business that have not been, in the aggregate, materially adverse to the Company;

(aa)	as at Completion Date, there is no material change in the contingent obligations of the Company whether by the giving of any guarantee, endorsement, indemnity, warranty or otherwise from the date of the most recent financial results given to the Subscriber;

(bb)	the Use of Funds shall be in accordance with clause 2.3;

(cc)	the Company has never given any corporate guarantee in favor of any third party; and

(dd)	the audited financial statements of the Company for the year ended 31 December 2005 and the unaudited financial statements of the Company for the period ended 31 August 2006 (a) have been prepared in accordance with all applicable laws and the Singapore Financial Reporting Standards, (b) where audited, are unqualified by the external auditors of the Company, and (c) present and true and fair view, in all material respects, of the financial condition, results of operations, shareholders equity and cash flow of the Company and the Group as of, and for the periods ended 31 December 2005 and 31 August 2006.
5.2	Each of the representations, warranties and undertakings above shall be separate and independent and shall not be limited by anything in this Agreement. The representations, warranties and undertakings given under or pursuant to this clause 5 shall not in any respect be extinguished or affected by Completion except by a specific and duly authorised waiver or release in writing by all relevant persons.

5.3	If prior to Completion, it shall be found that any of the representations, warranties or undertakings on the part of the Company under this Agreement have not in any material aspects been carried out or complied with or are otherwise untrue, inaccurate, incorrect or incomplete, the Subscriber shall, in addition to and without prejudice to any other rights or remedies available to the Subscriber, be entitled by notice in writing to the Company to rescind this Agreement.

5.4	Rescission of this Agreement under clause 5.3 shall not extinguish any right to damages which the Subscriber may be entitled in respect of any breach of this Agreement.

6.	WARRANTIES AND UNDERTAKINGS BY THE SUBSCRIBER TO THE COMPANY
6.1	The Subscriber hereby represents, warrants and undertakes to the Company that:
(a)	it has taken all necessary action to enable it to enter into this Agreement;

(b)	its obligations under this Agreement are valid, binding and enforceable in accordance with its terms and the execution by the Subscriber of this Agreement has been duly authorised by all necessary corporate actions of the Subscriber;

(c)	its entry into, and/or performance of its obligations under, this Agreement do not and will not violate any law or regulation binding on or applicable to it;

(d)	it has or will have all the necessary licenses and consents to carry out its obligations under this Agreement; and

(e)	it is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own, lease and use its properties and assets and to carry on its business as now conducted, and to perform each of its obligations hereunder and under any agreement contemplated hereunder to which it is a party.
6.2	Each of the representations, warranties and undertakings above shall be separate and independent and shall not be limited by anything in this Agreement. The representations, warranties and undertakings given under or pursuant to this clause 6.1 above shall not in any respect be extinguished or affected by Completion except by a specific and duly authorised waiver or release in writing by the Company.
7.	TERMINATION
7.1	If there shall have come to the notice of a party (the “non-defaulting party”) of any breach of the warranties and undertakings contained in clauses 5 and/or 6 by the other party as the case may be (the “defaulting party”) which is not remedied (to the satisfaction of the non-defaulting party) within seven (7) days of the receipt of a written notice by the defaulting party from the non-defaulting party notifying of such breach, the non-defaulting party may thereafter at any time prior to Completion Date by notice in writing to the defaulting party terminate this Agreement and thereupon no party shall have any claim against the other save as provided for under this Agreement.

7.2	Upon such notice referred to in clause 7.1 being given, this Agreement shall terminate forthwith and the parties hereto shall be released and discharged of their obligations, but shall be without prejudice to any liability which at the time of termination has already accrued to the other party or any liability arising or maturing after such termination as a result of any breach, omission committed or omitted prior to such

termination.Subject to the aforesaid, this Agreement shall be of no further effect and neither party hereto shall be under any liability to other in respect of this Agreement.
8.	INDEMNITIES

Each Party (“indemnifying party”) hereby irrevocably undertakes to keep the other Party (“indemnified party”) fully and effectively indemnified against all losses, costs, damages, claims, demands, actions, proceedings, liabilities and expenses whatsoever (including but not limited to all legal costs or attorney’s fees on a solicitor and client basis) that the indemnified party may incur or suffer in connection with or arising from any material breach by the indemnifying party of its warranties under this Agreement. Any liability to the indemnified party hereunder may in whole or in part be released, compounded or compromised or time or indulgence given by the indemnified party in its absolute discretion without in any way prejudicing or affecting its rights against the indemnifying party. Any release or waiver or compromises shall be in writing and shall not be deemed to be a release, waiver or compromise of similar conditions in future. The representations and warranties set forth in clause 5 shall survive completion of the transactions contemplated by this Agreement.
9.	COSTS AND EXPENSES

The Company agrees to bear and pay all costs and expenses in connection with the allotment and issue of the Subscription Shares including, without limitation, the preparation, printing and execution of this Agreement and all other documents relating to the issue of the Subscription Shares but subject to a cap of US$80,000.
9A.	CONFIDENTIALITY AND NON-DISCLOSURE
9A.1	The terms and conditions of this Agreement and the Shareholders’ Agreement, and all exhibits and schedules attached thereto (collectively, the “Subscription Terms”) (including their existence) shall be considered confidential information and unless the prior written consent of the other Party is obtained, shall not be disclosed by any Party hereto to any third party except in accordance with the provisions set forth below; provided, however, that such confidential information shall not include any information that is in the public domain other than caused by the breach of the confidentiality obligations hereunder.

9A.2	Any press release issued by any Party shall not disclose any of the Subscription Terms and the final form of such press release shall be approved in advance in writing by the other Party, Global Star and IIPL. No other announcement regarding any of the Subscription Terms in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public may be made without the prior written consent of the Parties, Global Star and IIPL.

9A.3	After Completion, any Party shall be entitled to disclose its investment in the Company and the terms thereof to third parties or to the public. In such event, the party disclosing the information shall furnish the other parties such information with prompt written notice of the fact. Without limiting the generality of the foregoing, the Subscriber and the Company directors designated by the Subscriber shall be entitled to disclose the Subscription Terms and other information related to the Company for the purposes of fund reporting or inter-fund reporting or to their fund manager, other funds managed by their fund manager or to their respective auditors, professional advisers, directors, officers, employees, shareholders or investors.
10.	GENERAL PROVISIONS
10.1	This Agreement (together with any documents referred to herein) contains the entire agreement and understanding of the parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement.

10.2	This Agreement shall not be capable of assignment without the prior consent in writing of all the parties hereto but, subject hereto, shall be binding on and shall enure to the benefit of each party’s successors and permitted assigns.

10.3	This Agreement and the Shareholders’ Agreement, and the schedules and exhibits hereto and thereto, which are hereby expressly incorporated herein by reference constitute the entire understanding and agreement between the parties with regard to the subject matter hereof and thereof.
11.	NOTICES
11.1	Any notice or other communication to be given under this Agreement shall be in writing, shall be deemed to have been duly served on, given to or made in relation to a party if it is left at the authorised address of that party, posted by pre-paid airmail/first-class/registered post addressed to that party at such address, or sent by facsimile transmission to a machine situated at such address and shall if:
(a)	personally delivered, be deemed to have been received at the time of delivery;

(b)	sent by post, be deemed to have been received on the seventh (7th) Business Day after posting; and

(c)	sent by facsimile transmission, be deemed to have been received upon receipt by the sender of a facsimile transmission report (or other appropriate evidence) that the facsimile has been transmitted to the addressee,
PROVIDED that where, in the case of delivery by hand or post or facsimile transmission, delivery or transmission occurs after 6.00 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9.00 am on the next following Business Day.

11.2	For the purposes of this clause the authorised address of each party shall be the address set out below (including the details of the facsimile number and person for whose attention a notice or communication is to be addressed) or such other address (and details) as that party may notify to the other in writing from time to time in accordance with the requirements of this clause:

The Company

INFOCOMM ASIA HOLDINGS PTE. LTD.

Address:	28 Maxwell Road Red Dot Traffic #04-01 Singapore 069120
Facsimile No:	(65) 6294 9345
Attention:	Ong Toon Wah
The Subscriber

GIGAMEDIA ASIA PACIFIC LIMITED

Address:	14 Floor, 122 TunHwa North Road, Taipei, Taiwan ROC
Facsimile No:	+8862-8770-7576
Attention:	Chief Executive Officer, Arthur Wang and General Counsel, Jennifer Tseng
12.	TIME OF ESSENCE

Any time or period mentioned in any provision of this Agreement may be extended by mutual agreement between the parties but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence.
13.	SEVERABILITY

If at any time any one or more of the provisions hereof is or becomes illegal, invalid or unenforceable in any respect under the applicable laws of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof, nor the legality, validity or enforceability of such provision under the applicable laws of any other jurisdiction, shall in any way be affected or impaired thereby.
14.	GOVERNING LAW AND JURISDICTION
14.1	This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.

14.2	The parties hereto agree to be subject to the non-exclusive jurisdiction of the Courts of Singapore.

15.	COUNTERPARTS

This Agreement may be signed in any number of counterparts each of which shall together constitute one and the same agreement. Any party may enter into this Agreement by signing any such counterpart. Each counterpart may be signed and executed by the parties and transmitted by facsimile transmission and shall be as valid and effectual as if executed as an original.

IN WITNESS whereof this Agreement has been entered into the day and year first above written.

Signed by	)
for and on behalf of	)
GIGAMEDIA ASIA PACIFIC	)
LIMITED
in the presence of:	)

Address	:	14 Floor, 122 TunHwa North Road, Taipei,
Taiwan ROC
Facsimile No.	:	+8862-8770-7576
Contact Person	:	Chief Executive Officer, Arthur Wang and
General Counsel, Jennifer Tseng

Signed by	)
for and on behalf of	)
INFOCOMM ASIA HOLDINGS PTE.	)
LTD.
in the presence of:	)

Address	:	28 Maxwell Road Red Dot Traffic #04-01
Singapore 069120
Facsimile No.	:	(65) 6294 9345
Contact Person	:	Ong Toon Wah

ANNEX A
Terms and conditions of the Class B Shares

ANNEX B
Shareholders’ Agreement